O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 17, 2015

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.
Definitive Additional Materials on Schedule 14A
Filed April 7, 2015
File No. 001-31922

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 14, 2015 (the “Staff Letter”) with regard to the above-referenced Definitive Additional Materials filed by H Partners Management, LLC (“H Partners”) on April 7, 2015 (the “DFAN”) with respect to Tempur Sealy International, Inc. (“Tempur Sealy” or the Company”).  We have reviewed the Staff Letter with our client, H Partners, and provide the following responses on H Partners’ behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

General

1.
  In your next solicitation materials, please clarify that stockholders who wish to vote for, or selectively vote against less than all of, Mr. McLane, Mr. Masto and Mr. Sarvary must use the company’s proxy card.

We acknowledge the Staff’s comment and hereby confirm that H Partners will clarify in its next filed DFAN on Schedule 14A that Tempur Sealy stockholders who wish to vote for, or selectively vote against less than all of, Messrs. McLane, Masto and Sarvary must use the Company’s proxy card.

Slide 37

2.
 You appear to be asserting that both TA and FF “effectively controlled” the chairmanship of both the board of directors and the nominating and corporate governance committee thereof, and that TA and FF “retain Board representation.” Additionally, you refer to Mr. McLane as a “TA Director” on slide 57, and to Mr. Masto as an “FF Director” on slide 59. Please provide support for the assertion that Mr. McLane and Mr. Masto are not serving on their own merits and are instead representing the interests of TA and FF, respectively, in discharging their fiduciary duties to the Company and its stockholders.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2015

We acknowledge the Staff’s comment.  On a supplemental basis, we respectfully advise the Staff that with respect to Mr. Masto, FFL’s website includes a page1 describing its previous portfolio position in Tempur-Pedic International and states that “Chris Masto remains a Director of Tempur-Pedic.” Additionally, Mr. Masto is listed as a Principal of FFL on its website and his bio page2 on the website states, “He currently serves on the Board of Directors of Tempur-Pedic International Inc. and Speedy Cash Holdings Corp, and he was previously a Director of TriTech Holdings.” We note that all three of these are either current or former portfolio positions of FFL.  Mr. Masto’s current bio on the Tempur Sealy website3 states that he is a Senior Managing Director of FFL.  We further note that a Form 44 filed by Mr. Masto on May 24, 2013 in his capacity as a director of Tempur Sealy includes the following as his reporting address:

C/O FRIEDMAN FLEISCHER & LOWE
ONE MARITIME PLAZA, 22ND FLOOR

Given Mr. Masto’s current role as Senior Managing Director and Vice Chairman of FFL, together with the fact that he initially joined the Board in connection with FFL’s private equity investment, we do not believe it is incorrect or otherwise misleading to describe Mr. Masto as an FF Director.  Lending further support for this position is the fact that Mr. Masto remained on the Board when FFL initially exited the business in 2006 and later convinced his firm in 2008 to reinvest in the Company.  As long as Mr. Masto continues to serve as Vice Chairman/Senior Managing Director of FFL and as a Board member of Tempur Sealy, we believe it is fair to conclude that he is serving as an FF Director.

With regard to Mr. McLane, we note that the Tempur Sealy website states that he is currently Senior Managing Director and a member of the Executive Committee of TA Associates.  Additionally, Mr. McLane is listed as a Senior Advisor to TA Associates on its website5 and his bio6 page on the website includes Tempur Sealy International on a list of his “Current” Board of Directors roles.  We also note that a Form 47 filed by Mr. McLane on May 24, 2013 in his capacity as a director of Tempur Sealy includes the following as his reporting address, which is the address of TA Associates:

JOHN HANCOCK TOWER
200 CLARENDON ST. 56TH FLOOR

____________________
1 http://www.fflpartners.com/portfolio/tempurpedic
2 http://www.fflpartners.com/people/Christopher_Masto
3 http://www.tempursealy.com/company/board/#!/
4 http://www.sec.gov/Archives/edgar/data/1206264/000114036113022757/xslF345X03/doc1.xml
5 http://www.ta.com/Our-Team/By-Location.aspx?location=1.aspx
6 http://www.ta.com/Our-Team/Team-Members/McLane.aspx?r=1
7 http://www.sec.gov/Archives/edgar/data/1206264/000114036113022774/xslF345X03/doc1.xml

April 17, 2015

Further, we note that (i) all in-person meetings between Mr. McLane and Mr. Nabi of H Partners have occurred at TA Associates’ Boston headquarters, (ii) all email communications from Mr. McLane to Mr. Nabi have originated from a TA Associates domain (pamclane@ta.com), and (iii) his email signature block, as recently as February 10, 2015, reads as follows:

P. Andrews McLane
TA Associates, Inc.
200 Clarendon Street
56th Floor
Boston, MA 02116
Office: 617-574-6704

Taken together, we believe that there is sufficient support for the assertions by H Partners regarding Messrs. Masto and McLane as they relate to their respective private equity firms. However, we advise the Staff that in future solicitation materials H Partners will seek to refrain from making any statements that may imply that Messrs. Masto and McLane are currently representing the interests of FF and TA, respectively, in their capacity as directors of Tempur Sealy.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Rehan A. Jaffer, H Partners Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP